Filed by Towers Watson & Co.

Pursuant to Rule 425 under the

Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company:

Towers Watson & Co. (Commission File No. 001-34594)

The following is a transcript of a video regarding the proposed merger of Towers Watson & Co. (“Towers Watson”) and Willis Group Holdings plc. Towers Watson made the video available to its employees on October 9, 2015.

John Haley and Dominic Casserley Update Video

JOHN HALEY: So Dominic, I think Towers Watson and Willis coming together is a terrific strategic fit, because we’ve really expanded the scope of what both organizations can do. Where each-- we each have some different services. We serve different markets. And when we get together, It’s not just what we already do, but it’s the services that we’ll add. It’s the expansions of markets that will take place. That’s what’s so exciting about this combination.

DOMINIC CASSERLEY: What we really have is an opportunity to change the market by bringing together our capabilities, not just having them sit side by side. But actually making some combinations, where we have new ways of serving clients, and we have new services and new solutions for them that come out of our people working together.

JOHN HALEY: We are going to be providing so many different opportunities. This is the most exciting time to be joining the company.

DOMINIC CASSERLEY: Yeah. So in the context of bringing these two great firms together, we launched a big integration effort with 12 work streams. They’re working incredibly fast but on very complicated issues. But they’re working incredibly fast. And importantly, the great news is that these 12 working teams are really enjoying working together. They are a precedent for what it’s going to be like for the whole firm.

JOHN HALEY: This is an interesting and difficult merger in some respects though, because we are two firms that have some different areas that we’ve worked in, some different geographic areas, some different service areas, some different markets. And what that means is we have to be open to a lot of possibilities as we bring the firm together. It’s one of the reasons why I’m so excited about having Tim Wright and Carl Hess leading this key organizational structure work stream. Because we have to think that through, sometimes I think folks will be looking for answers to things and we can’t give them immediately. But we are going to have to focus on communications.

DOMINIC CASSERLEY: Absolutely. We’re going to go to market as one company, as Willis Towers Watson. When we serve our clients, when we deliver solutions, when we deliver a cloud service, and that is innovative but more complex and so we’re having to work through exactly how that is going to work at the account level.

JOHN HALEY: This complexity is something that actually is going to offer a much richer experience I think, both for our clients and for our associates if we can get this right and if we put in place all the right procedures. But it’s going to take some time to do it. And so one of the things we have to do is make sure that we let everybody know what we’re working on, all the milestones we’re at. But also ask people to give us the time to make sure we get it right.

DOMINIC CASSERLEY: Once you have different organizational dynamics, different ways of actually serving clients, that’s much harder to copy. It’s a sustainable competitive advantage that those who’ve been working in a disjointed way will find very, very hard to catch up with.

JOHN HALEY: Absolutely right, and sustainable competitive advantage is what this mergers all about.

DOMINIC CASSERLEY: All about.

John Haley and Dominic Casserley Update Video

JOHN HALEY: So we have a lot of exciting things going on. And I think the integration plan that we’ve put together, it’s complete. It’s comprehensive. We have all the things being addressed. One of the important things though is that we need almost everybody inside both organizations to be continuing their client work. We have a small cadre that is working on the integration. We want to get as much input as we can from all around the organization to make sure we’re addressing all of their concerns. But we need most people to continue to work with clients.

DOMINIC CASSERLEY: Yes. The vast majority of everyone in both companies is to focus on serving their clients, which is after all why we all get up go to work in the morning.

JOHN HALEY: Absolutely.

Where You Can Find Additional Information

In connection with the proposed merger of Towers Watson and Willis Group, Willis Group filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “Commission”) that contains a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction. YOU ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE COMMISSION AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT TOWERS WATSON, WILLIS GROUP AND THE PROPOSED TRANSACTION. You may obtain the joint proxy statement/prospectus and the other documents filed with the Commission free of charge at the Commission’s website, www.sec.gov. In addition, you may obtain free copies of the joint proxy statement/prospectus and the other documents filed by Towers Watson and Willis Group with the Commission by requesting them in writing from Towers Watson, 901 N. Glebe Road, Arlington, VA 22203, Attention: Investor Relations, or by telephone at (703) 258-8000, or from Willis Group, Brookfield Place, 200 Liberty Street, 7th Floor, New York, NY 10281-1003, Attention: Peter Poillon, Investor Relations, or by telephone at (212) 915-8084.

Towers Watson and Willis Group and their respective directors and executive officers may be deemed under the rules of the Commission to be participants in the solicitation of proxies. Information about Towers Watson’s directors and executive officers and their ownership of Towers Watson common stock is set forth in Towers Watson’s proxy statement on Schedule 14A filed on October 3, 2014 with the Commission. Information about Willis Group’s directors and executive officers and their ownership of Willis Group common stock is set forth in Willis Group proxy statement on Schedule 14A filed on April 17, 2015 with the Commission. Information regarding the identity of the potential participants, and their direct or indirect interests in the transaction, by security holdings or otherwise, is contained in the joint proxy statement/prospectus and other materials to be filed with the Commission.

Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify these statements and other forward-looking statements in this document by words such as “may”, “will”, “would”, “expect”, “anticipate”, “believe”, “estimate”, “plan”, “intend”, “continue”, or similar words, expressions or the negative of such terms or other comparable terminology. These statements include, but are not limited to, the benefits of the business combination transaction involving Towers Watson and Willis Group, including the combined company’s future financial and operating results, plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Towers Watson’s and Willis Group’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of Towers Watson stockholders and Willis Group shareholders to approve the transaction; the failure of the transaction to close for any reason; the risk that the businesses will not be integrated successfully; the risk that anticipated cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; the potential impact of the announcement or consummation of the proposed transaction on relationships, including with employees, suppliers, customers and competitors; changes in general economic, business and political conditions, including changes in the financial markets; significant competition; compliance with extensive government regulation; the combined company’s ability to make acquisitions and its ability to integrate or manage such acquired businesses. Additional risks and factors are identified under “Risk Factors” in Towers Watson’s Annual Report on Form 10-K filed on August 14, 2015, which is on file with the Commission, and under “Risk Factors” in the joint proxy statement/prospectus.

You should not rely upon forward-looking statements as predictions of future events because these statements are based on assumptions that may not come true and are speculative by their nature. Neither Towers Watson or Willis Group undertakes an obligation to update any of the forward-looking information included in this document, whether as a result of new information, future events, changed expectations or otherwise.

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